Exhibit 99.1

BitVentures Limited Announces Further Updates on Its Substitution Listing Plan

On December 30, 2025 New York Time, BitVentures Limited (“BitVentures” or the “Company”) (NASDAQ: BVC) today announced further updates on its substitution listing plan.

As previously announced on December 2 and December 19, 2025, the Company plans to terminate its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary (the “Depositary”) for the Company’s American Depositary Shares (the “ADSs”), and beneficial owners and holders of ADSs issued thereunder. As a result, the Company’s existing American depositary receipts facility (the “ADR Facility”) is expected to be terminated (the “Termination”). Immediately following the Termination of the ADR Facility, the Company intends to consolidate its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (each, a “Consolidated Ordinary Share”) (the “Share Consolidation”). All outstanding ADSs will be automatically cancelled and will be entitled to receive Consolidated Ordinary Shares at a ratio of one Consolidated Ordinary Share for each ten ADS cancelled (the “Mandatory Exchange”) after taking into account the ADS ratio. Following the Mandatory Exchange and simultaneous Share Consolidation, the Company plans to list its Consolidated Ordinary Shares for trading on Nasdaq Capital Market (“Nasdaq”) in substitution for its ADSs (the “Substitution Listing”).

The Company anticipates that the Mandatory Exchange and the Substitution Listing will take effect on January 5, 2026, rather than December 29, 2025 as initially scheduled.

There remains uncertainty regarding whether and when the Company will be able to obtain clearance from Nasdaq to effectuate the Mandatory Exchange and the Substitution Listing. Prior to the exchange date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Mandatory Exchange and the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

About BitVentures Limited

BitVentures Limited (NASDAQ: STEC; BVC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.bitventures.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

BitVentures Limited

Email: ir@bitventures.io